SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                        Burnham Pacific Properties, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    12232C108
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 22, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Pursuant to a Termination Agreement, dated as of December 22, 1999 (the "Termination Agreement"), by and between Blackacre SMC Master Holdings, LLC (Blackacre"), Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., MJL Associates, SAB Associates, Eugene J. Rosenfeld, Steven A. Berlinger, Jack L. Mahoney and Mark Cassidy (collectively, the "Parties"), an agreement, dated as of December 5, 1997, by and between the Parties (the "Existing Agreement") was terminated. The Existing Agreement provided, among other things, that, in certain circumstances, Blackacre and certain other parties to the Existing Agreement would, in their capacities as holders of shares of Preferred Stock, jointly consent to certain matters involving the Company, jointly vote, and/or jointly refrain from voting the shares of Preferred Stock held by them, based upon certain factors set forth in the Existing Agreement.

          Blackacre is a party to an Agreement to Contribute, dated as of December 5, 1997, with, among other parties, the Company, which provides, among other things, that Blackacre and certain other parties have the right, in certain circumstances, to acquire additional Units, shares of Preferred Stock and/or shares of Common Stock.

          The Company and Blackacre, among others, are party to a Registration Rights Agreement, dated as of December 31, 1997.

          No  other   contracts,   arrangements,   understandings   or   similar
relationships exist with respect to the securities of the Company between Stephen Feinberg or Blackacre and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          1. Termination Agreement, dated as of December 22, 1999, by and between Blackacre, Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., MJL Associates, SAB Associates, Eugene J. Rosenfeld, Steven
A. Berlinger, Jack L. Mahoney and Mark Cassidy.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                    January 17, 2000


                                    /s/ Stephen Feinberg
                                    ____________________________________________
                                    Stephen  Feinberg, in  his capacity  as  the
                                    investment  manager for Blackacre SMC Master
                                    Holdings, LLC



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   EXHIBIT 1
                              TERMINATION AGREEMENT

          Termination Agreement (this "Agreement") dated as of December 22, 1999, by and among Blackacre SMC Master Holdings, LLC, a Delaware limited liability company; Westbrook Burnham Holdings, L.L.C., a Delaware limited liability company; Westbrook Burnham Co-Holdings, L.L.C., a Delaware limited liability company; MJL Associates, a California Limited Partnership; SAB Associates, a California Limited Partnership; Eugene S. Rosenfeld; Steven A. Berlinger; Jack L. Mahoney; and Mark Cassidy (the "Parties").


                               W I T N E S S E T H


          WHEREAS, the Parties are party to the Agreement, dated as of December 5, 1997 (the "Existing Agreement") under which the Parties provided for the resolution of certain issues arising in connection with their respective ownerships of Series 1997-A Convertible Preferred Stock, par value $0.01 per share, of Burnham Pacific Properties, Inc., a Maryland corporation and Series 1997-A units of preferred limited partner interests of Burnham Pacific Operating Partnership, L.P., a Delaware limited partnership; and


          WHEREAS, the Parties wish to terminate the Existing Agreement.


          THEREFORE, the Existing Agreement is hereby terminated and shall be of no further force and effect, and the Parties shall be forever released and discharged from, and shall also be deemed to have satisfied all of their respective obligations under, the provisions thereof.

          This Agreement may be executed in one or more counterparts, each of which call be deemed an original, but all of which shall be considered one and the same agreement. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Agreement, provided receipt of copies of such counterparts is confirmed.

          THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO THE CHOICE OF LAW PRINCIPLES THEREOF.

          IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed on its behalf as of the date first set forth above.


                                        BLACKACRE SMC MASTER HOLDINGS, LLC

                                        By:    Blackacre SMC Holdings, L.P.,
                                               its managing member

                                        By:    Blackacre Capital Group, L.P.,
                                               its general partner

                                        By:    Blackacre Capital Management
                                               Corp., its general partner



                                        By: ____________________________________
                                            Name:
                                            Title:

                                        By:    Blackacre SMC II Holdings, LLC,
                                               its managing member

                                        By:    Blackacre Capital Group, L.P.,
                                               its managing member

                                        By:    Blackacre Capital Management
                                               Corp., its general partner



                                        By: ____________________________________
                                            Name:
                                            Title:


                                        WESTBROOK BURNHAM HOLDINGS, L.L.C.




                                        By:_____________________________________
                                           Name:
                                           Title:


                                        WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.




                                        By:_____________________________________
                                           Name:
                                           Title:


                                        MJL ASSOCIATES, a California limited
                                        partnership

                                        By:   MJL Investments, Inc., its general
                                              partner



                                        By:_____________________________________
                                           Name:
                                           Title:


                                        SAB ASSOCIATES, a California limited
                                        partnership


                                        By:   SAB Investments, Inc., its general
                                              partner



                                        By:_____________________________________
                                           Name:
                                           Title:



                                        ________________________________________
                                        Eugene S. Rosenfeld

                                        ________________________________________
                                        Steven A. Berlinger

                                        ________________________________________
                                        Jack L. Mahoney

                                        ________________________________________
                                        Mark Cassidy